Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties.

Results of Operations

For the Six Months Ended June 30, 2026 and 2025

The following table summarizes the results of our operations for the six months ended June 30, 2026 and 2025, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, are in U.S. dollars)

	For the Six Months Ended June 30,		Variance
	2026	2025	Amount	Percentage
Sales	$12,170,000	$8,744,869	$3,425,131	39.17%
Cost of sales	(10,267,645)	(7,007,751)	(3,259,894)	46.52%
Gross profit	1,902,355	1,737,118	165,237	9.51%

Operating expenses:
General and administrative expenses	(1,564,543)	(1,262,833)	(301,710)	23.89%
Selling and marketing expenses	(445,872)	(329,644)	(116,228)	35.26%
Research and development costs	(869,957)	(781,775)	(88,182)	11.28%
Total operating expenses	(2,880,372)	(2,374,252)	(506,120)	21.32%

Operating loss	$(978,017)	$(637,134)	$(340,883)	53.50%

Other income (expenses):
Rental income, net	86,898	77,775	9,123	11.73%
Interest income (expenses), net	45,318	(136,575)	181,892	-%
Other income, net	52,653	173,072	(120,419)	-69.58%
Total other income, net	184,869	114,272	70,597	61.78%

Loss before income taxes	$(793,148)	$(522,862)	$(270,286)	51.69%
Income tax refund	31,927	6,207	25,720	414.37%

Net loss	$(761,221)	$(516,655)	$(244,566)	47.34%

Revenues

Revenues increased by $3,425,131, or 39.17%, from $8,744,869 for the six months ended June 30, 2025, to $12,170,000 for the six months ended June 30, 2026. The revenue growth was primarily driven by an increase of $1,909,601 (or 63.80%) in sales of gasoline generators and an increase of $1,759,222 (or 35.43%) in sales of inverters. These increases were primarily attributable to higher sales volume supported by improving market conditions, rising downstream demand, and an expanded customer base.

Cost of sales

Our cost of sales increased by $3,259,894, or 46.52%, from $7,007,751 for the six months ended June 30, 2025, to $10,267,645 for the six months ended June 30, 2026. The increase in cost of sales was generally in line with our revenue growth. In addition, the revenue increase during the period was predominantly concentrated in our generator product lines. Generator products inherently carry a higher proportion of direct raw material and component costs, which resulted in a higher relative cost of sales structure.

Gross profit and gross margin

Our gross profit increased by $165,237, or 9.51%, from $1,737,118 for the six months ended June 30, 2025, to $1,902,355 for the six months ended June 30, 2026. However, our gross profit margin decreased by 4.23 percentage points, from 19.86% for the six months ended June 30, 2025, to 15.63% for the six months ended June 30, 2026.

The compression in gross margin was primarily attributable to a shift in product sales mix and our commercial pricing strategy. To drive top-line expansion and capture market share in an improving market environment, the Company implemented a volume-driven pricing strategy (“high-volume, low-margin”). Coupled with an increased proportion of gasoline generator sales – which rose from 34.23% to 40.29% of total revenue and carry lower intrinsic gross margins due to higher material costs – cost of sales grew at a faster pace (46.52%) than sales revenue (39.17%), thereby moderating overall gross margin.

General and Administrative Expenses

General and administrative expenses increased by $301,710, or 23.89%, from $1,262,833 for the six months ended June 30, 2025, to $1,564,543 for the six months ended June 30, 2026. The increase was primarily driven by a $103,468 rise in sales tax related to operational and compliance adjustments, a $96,961 increase in employee compensation and benefits resulting from statutory base adjustments for salaries, social security, and housing provident funds, as well as higher office and miscellaneous expenses ($55,698) and consulting fees ($48,007) to support business growth. These increases were partially offset by a $74,470 reduction in rent and utilities.

Selling expenses

Selling and marketing expenses increased by $116,228, or 35.26%, from $329,644 for the six months ended June 30, 2025, to $445,872 for the six months ended June 30, 2026. The increase was primarily attributable to a $90,585 surge in travel and promotional spending dedicated to advertising campaigns and website development for business expansion, a $52,507 increase in shipping and handling costs driven by higher product shipment volumes, and a $42,386 increase in inspection and certification fees for new client acquisition, partially offset by a $65,343 decrease in sales personnel compensation and benefits.

Interest income (expenses), net

Net interest income (expenses) improved by $181,892, shifting from net interest expense of $136,575 for the six months ended June 30, 2025, to net interest income of $45,318 for the six months ended June 30, 2026. The favorable variance was primarily attributable to higher interest earned as the Company utilized idle cash balances in its Hong Kong subsidiary to invest in short-term investments generating higher yields.

Other income, net

Total other income (expenses), net decreased by $120,419, or 69.58%, from $173,072 for the six months ended June 30, 2025, to $52,653 for the six months ended June 30, 2026. The decrease was primarily driven by a $76,755 unfavorable swing in foreign exchange, shifting from exchange gains of $30,641 to exchange losses of $46,114 due to foreign currency fluctuations, a $46,834 decrease in miscellaneous income, and a $38,355 decrease in government subsidies received. These reductions were partially offset by $44,609 recognized in sample reimbursement during the six months ended June 30, 2026.

Liquidity and Capital Resources

As of June 30, 2026 and December 31, 2025, we had cash, cash equivalents and restricted cash of $2,830,218 (including restricted cash of $337,426) and $436,788 (including restricted cash of $251,932), respectively. In addition, we had positive working capital of $23.93 million as of June 30, 2026. While our working capital primarily consists of trade receivables, inventories, and prepayments, we actively manage our cash flow through disciplined collections and inventory realization. Taking into account our cash flow projections, scheduled debt maturities, and anticipated capital expenditures, we believe that our current cash position, along with operating cash flows and existing banking facilities will be sufficient to meet our working capital needs and financial obligations for at least the next twelve months. We are not dependent on related party advances or additional equity offerings to meet our short-term liquidity needs.

Substantially all our operations are conducted in China and a majority portion of our revenues, expense, cash and cash equivalents are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE), but is not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.

With respect to retained earnings, our board of directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our Sixth Amended and Restated Memorandum and Articles of Association and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations denominated in US dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on the liquidity, financial condition and results of operations of the Company.

Cash Flow Summary

	For the Six Months Ended June 30,
	2026	2025
Net cash used in operating activities	$(3,738,472)	$(782,378)
Net cash used in investing activities	(7,324,950)	(4,489,976)
Net cash provided by financing activities	13,150,087	4,361,752
Effect of exchange rate changes on cash	306,765	8,168
Net increase (decrease) in cash	$2,393,430	$(902,434)

Operating Activities:

Net cash used in operating activities for the six months ended June 30, 2026 was approximately $3.74 million, which was primarily attributable to a net loss of approximately $0.76 million, adjusted for non-cash items of approximately $0.65 million and adjustments for changes in working capital of approximately $(3.62) million. The adjustments for changes in working capital mainly included an increase in related party accounts receivable of approximately $4.00 million and an increase in accounts receivable of approximately $0.98 million to support market expansion, an increase in inventories of approximately $1.08 million, and a decrease in advances from customers of approximately $0.45 million, partially offset by a decrease in advance to suppliers of approximately $0.73 million, a decrease in advance to related party suppliers of approximately $1.31 million, an increase in accounts payable of approximately $0.37 million, and an increase in related party accounts payable of approximately $0.51 million.

Net cash used in operating activities for the six months ended June 30, 2025 was approximately $0.78 million, which was primarily attributable to a net loss approximately $0.52 million, adjusted for non-cash items for approximately $0.61 million and adjustments for changes in working capital approximately $0.88 million. The adjustments for changes in working capital mainly included increase of accounts receivable of approximately $1.15 million, decrease in related party accounts receivable of approximately $1.32 million, decrease of advance to suppliers of approximately $0.48 million, decrease of accounts payable of approximately $2.86 million, and increase of advance from customers of approximately $0.65 million.

Investing Activities:

Net cash used in investing activities for the six months ended June 30, 2026 was approximately $7.32 million, which was primarily attributable to cash paid for the acquisition of property, plant, and equipment of approximately $9.99 million and short-term investments of approximately $1.36 million, partially offset by proceeds from the maturity of fixed deposits of approximately $4.04 million.

Net cash used in investing activities was approximately $4.49 million for the six months ended June 30, 2025. It was primarily attributable to the addition of fixed assets for production needs and acquisition of intangible assets during the period.

Financing Activities:

Net cash provided by financing activities for the six months ended June 30, 2026 was approximately $13.15 million, which mainly consisted of proceeds from share issuance of approximately $7.48 million, net proceeds from long-term bank loans of approximately $2.92 million, proceeds from notes payable of approximately $1.46 million, net proceeds from related party borrowings of approximately $0.86 million, and net proceeds from short-term borrowings of approximately $0.43 million.

Net cash provided by financing activities was approximately $4.36 million for the six months ended June 30, 2025. It was primarily attributable to net proceeds from short-term bank loans of approximately $3.38 million, net proceeds from long-term bank loans of approximately $2.48 million, offset by the repayment of related party loans of approximately $1.51 million.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

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